

November 16, 2010

Brian Roberts
Chief Financial Officer
Insulet Corporation
9 Oak Park Drive
Bedford, MA 01730

      Re: Insulet Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 9, 2010
              Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended
               March 31, 2010
              Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended June 30, 2010
              File No. 001-33462

Dear Mr. Roberts:

      We have reviewed your response letter dated November 3, 2010 and additional filings and have the following comment.

      Please respond to this letter within ten business days by amending your filing, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Item 6. Exhibits

1.   We note that you have not filed Section 302 certifications with this amendment to your Form 10-Q, even though the certifications are required to be filed with every amendment to a periodic report. Please amend your filing to provide the required certifications. Please also apply this comment to your amendment number 1 to the Form 10-Q for the fiscal quarter ended June 30, 2010, filed October 29, 2010.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein at (202) 551-3286 or Jay Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3671 with any questions.

                                        Sincerely,

                                        /s/Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant